Exhibit 99.1

MBody AI and Check Cap Ltd. ($MBAI) Submit Nasdaq Listing Application for Merger Close

Proposed Nasdaq-listed AI company achieves key regulatory milestone as merger with Check-Cap targets first half of 2026; $30M growth facility available

ISFIYA, Israel, February 24, 2026 (GLOBE NEWSWIRE) — Check-Cap Ltd. (NASDAQ: MBAI) (“Check-Cap” or the “Company”), a Nasdaq-listed company, today announced that MBody AI Corp. (“MBody AI”) has submitted its Nasdaq listing application, representing a significant regulatory milestone toward closing the previously announced merger between Check-Cap and MBody AI. The submission of the application further advances the prospective combined company toward its anticipated Nasdaq Capital Markets (“Nasdaq”) listing, targeted for the first half of 2026, subject to customary closing conditions.

The Nasdaq application submission follows a series of significant milestones achieved in recent months, including the Company’s regaining compliance with Nasdaq continued listing requirements, the filing of a Form F-1 Registration Statement in connection with the equity line of credit facility with ARC Group International Inc., and the furnishing of MBody AI’s audited financial statements as of December 31, 2024 and for the period from October 7, 2024 (date of formation) to December 31, 2024, and as of June 30, 2025 and for the six months then ended, each of which has contributed to accelerating the trajectory toward closing.

“The submission of our Nasdaq listing application is a major step forward in bringing MBody AI to the public markets,” said John Fowler, Chief Executive Officer of MBody AI. “This milestone, combined with our completed audits and the Company’s regaining Nasdaq compliance, reflects the tremendous progress we have made across every dimension of this process. The physical AI opportunity is real, it is scaling now, and MBody AI is positioned at the center of it. We look forward to welcoming public-market investors into that story.”

“We are excited for the future prospect of the combined company. We remain on track to close in the first half of 2026, and we are more energized than ever about what comes next,” said David Lontini, Chairman of the Board and Interim Chief Executive Officer of Check-Cap.

About Check-Cap Ltd.

Check-Cap Ltd. (NASDAQ: MBAI) is a technology company executing a strategic transformation through its shareholder-approved merger with MBody AI. Upon completion, Check-Cap expects to become a publicly traded leader in embodied artificial intelligence, delivering enterprise-grade AI orchestration for robotic systems across hospitality, healthcare, logistics, and data center operations.

About MBody AI Corp.

MBody AI is an embodied artificial intelligence company building the autonomous workforce of the future. Its proprietary, hardware-agnostic MBody AI Orchestrator™ platform delivers real-time data intelligence and AI-driven performance insights for robotic fleets, with capabilities spanning deployment optimization, predictive maintenance, and full-fleet coordination. MBody AI serves Fortune 500 enterprises and blue-chip customers across multiple industry verticals. For more information, visit www.mbody.ai.

Investor Information

Learn more about MBody AI’s growth trajectory at investors.mbody.ai

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements, which include, among others, statements regarding the completion and timing of the merger with MBody AI, the anticipated Nasdaq listing and commencement of trading, the Company’s ability to maintain continued compliance with Nasdaq listing requirements, the expected benefits of the merger, MBody AI’s technology roadmap and commercial scaling, the Company’s beliefs about market and technology trends, the anticipated growth of the embodied AI market, the future operations and positioning of the combined company, the anticipated use or non-use of the equity line of credit facility with ARC Group International Inc., and the expected timeline for closing the merger. These forward-looking statements are based on the Company’s current intentions, beliefs, and expectations regarding future events. Actual results may differ materially due to risks and uncertainties including, but not limited to, the satisfaction of closing conditions, the ability to complete the merger on the anticipated timeline or at all, the ability to receive Nasdaq approval and commence trading, integration risks, customer concentration risks, market conditions, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements except as required by law.

Media Contact

MBody AI Corp.

Email: investors@mbody.ai

Phone: (725) 666-1750

Investor Relations

MZ Group North America
Shannon Devine/ Jamie Kirchen
MBAI@mzgroup.us